JG

16002013

SEC
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 24 2016
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valor Financial Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 West Central Ave.
(No. and Street)

Winter Haven (City) FL (State) 33880-2971 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton Williams 863-294-3361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste 720 (Address) Sugar Land, (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clinton Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valor Financial Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp

Title

Notary Public

DANA C. DEL COLLE
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # FF 55109
My Comm. Expires October 1, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALOR FINANCIAL SECURITIES LLC

TABLE OF CONTENTS

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Valor Financial Securities LLC
521 West Central Avenue
Winter Haven, FL 33880

Report on the Financial Statements

I have audited the accompanying financial statements of Valor Financial Securities LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valor Financial Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
March 8, 2016

Nathan T Tuttle, CPA

Valor Financial Securities LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS	
Cash	$ 4,221
Due from clearing broker	195,890
Commission receivable	4,884
Other assets	13,926
Total assets	$ 218,921
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accrued expenses and other liabilities	$ 4,865
Total liabilities	$ 4,865
MEMBERS' EQUITY	$ 214,056
Total liabilities And members' equity	$ 218,921

The accompanying notes are an integral part of these financial statements.

Valor Financial Securities LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2015

NOTE 1 - ORGANIZATI ON AND SUMMARTY OF SIGNIFICANT ACCOUNTING

Valor Financial Securities LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. The Company primarily serves individual and institutional customers in the state of Florida. The Company was approved for membership by FINRA and commenced its securities operations on November 5, 2009. The Company is engaged in the general retail securities business and deals primarily in mutual funds and variable annuities.

Clearing Agreement

The Company, under Rule 15c2-3(k)(2)(ii), is exempt from the reserve requirement and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Act. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provide that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the self-regulatory organizations of which the Company is a member.

Revenue Recognition

The Company records commissions and other revenue and related expenses on a trade-date basis.

Income Taxes

The Company is organized as a limited liability company and is not subject to federal or state income taxes. Accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Income, gains, and losses are allocated and reported to the Company's owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including

resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS

The Company leases its Winter Haven office space from a related party on a month-to-month basis. Total rental expense for the lease was $11,400 for the year ended December 31, 2015.

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions.

These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its customer's obligation. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution which at times may exceed federally insured limits. As of December 31, 2015, the Company held no cash in excess of the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash, due from broker, deposit with clearing broker, commissions receivable, other assets and accrued expenses and other liabilities are carried at amounts which approximate fair value.

NOTE 4 -- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through March 8, 2016, the date that the financial statements were available for issue. The evaluation did not identify any transactions or notes that required disclosures and/or adjustments.